SEC Mail
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Section

FEB 01 2008

Washington, DC
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[redacted]

BP 2/15

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SECURITIES AND E
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optimal Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry E. Fondren 610-296-1750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Preston & Shea LLP
(Name – *if individual, state last, first, middle name*)

1800 E. Lancaster Avenue, Paoli, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/21

OATH OR AFFIRMATION

I, Larry E. Fondren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optimal Investment Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JOYCE M. MARR - NOTARY PUBLIC
East Whiteland Twp., Chester County
MY COMMISSION EXPIRES DEC. 23, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Optimal Investment Corporation
(A Development Stage Enterprise)

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2007

Optimal Investment Corporation
(A development stage enterprise)
FINANCIAL STATEMENTS
December 31, 2007

CONTENTS

PRESTON & SHEA LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Optimal Investment Corporation
(A development stage enterprise)
Malvern, Pennsylvania

We have audited the accompanying statement of financial condition of Optimal Investment Corporation (the Company) as of December 31, 2007, and the related statement of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optimal Investment Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRESTON & SHEA LLP

Preston & Shea LLP

Paoli, Pennsylvania
January 9, 2008

Optimal Investment Corporation
(A development stage enterprise)
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
CURRENT ASSETS		
Cash	$	16,864
Prepaid expenses		3,475
TOTAL CURRENT ASSETS		20,339
	$	20,339
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses		1,859
TOTAL CURRENT LIABILITIES		1,859
STOCKHOLDER'S EQUITY		
Common stock, $1 stated value. Authorized 1000 shares: 1000 shares issued and outstanding		1,000
Surplus accumulated during the development stage		17,480
		18,480
	$	20,339

See accompanying notes to the financial statements.

Optimal Investment Corporation
(A development stage enterprise)
STATEMENT OF INCOME
Year Ended December 31, 2007 and the Period from February 2, 2006 (Inception) to December 31, 2007

	2007	Period from February 2, 2006 (inception) to December 31, 2007 (Unaudited)
OPERATING EXPENSES		
Regulatory fees	$ 6,104	$ 10,569
Fidelity bond	-	349
State corporate taxes	1,561	2,425
Continuing education	25	25
Bank fees	20	105
TOTAL OPERATING EXPENSES	7,710	13,473
OTHER INCOME		
FINRA special payment	35,000	35,000
NET INCOME	$ 27,290	$ 21,527

See accompanying notes to the financial statements.

Optimal Investment Corporation
(A development stage enterprise)
STATEMENT OF STOCKHOLDER'S EQUITY
Period from February 2, 2006 (Inception) to December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Surplus (Deficit) Accumulated during the Development Stage	Total Stockholder's Equity
Balances at Inception	-	$ -	$ -	$ -	$ -
Issuance of common stock at $1.00 per share stated value – February, 2006	1,000	1,000	-	-	1,000
Contributed capital	-	-	16,480	-	16,480
Net loss	-	-	-	(5,763)	(5,763)
Balance, December 31, 2006 (unaudited)	1,000	1,000	16,480	(5,763)	11,717
Contributed capital	-	-	6,473		6,473
Stockholder distributions			(22,953)	(4,047)	(27,000)
Net income	-	-	-	27,290	27,290
Balance, December 31, 2007	1,000	$ 1,000	$ -	$ 17,480	$ 18,480

See accompanying notes to the financial statements.

Optimal Investment Corporation
(A development stage enterprise)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2007 and the Period from February 2, 2006 (Inception) to December 31, 2007

	2007	Period from February 2, 2006 (Inception) to December 31, 2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 27,290	$ 21,527
(Increase) decrease in:		
Prepaid expenses	(3,475)	(3,475)
Increase (decrease) in:		
Accrued expenses	995	1,859
NET CASH PROVIDED BY OPERATING ACTIVITIES	24,810	19,911
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	1,000
Capital contributions	6,473	22,953
Stockholder distributions	(27,000)	(27,000)
NET CASH USED BY FINANCING ACTIVITIES	(20,527)	(3,047)
NET INCREASE IN CASH	4,283	16,864
CASH AT BEGINNING OF PERIOD	12,581	-
CASH AT END OF PERIOD	$ 16,864	$ 16,864
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Optimal Investment Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company will be primarily engaged in the purchase and sale of rights to commission payments payable by insurers for variable insurance products. Optimal Investment Corporation is a limited purpose broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability to acquire adequate financing and the Company's ability to generate revenues from the purchase and subsequent resale of variable insurance product commission rights through their Optimal Compensation Facility.

Cash and Cash Equivalents

All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholders include their respective shares of the Company's net operating loss in their individual tax returns.

NOTE 2 - RELATED PARTY TRANSACTIONS

On October 18, 2006, the Company entered into an expense sharing and administrative services agreement with Entre Global Services, Inc., a company 100% owned by the sole shareholder of Optimal Investment Corporation, Larry E. Fondren.

The agreement provides for Entre Global Services, Inc. to pay virtually all of the expenses of the Company with the exception of dues, commissions, taxes, licensing and regulatory fees. Expenses paid under this agreement for the year ended December 31, 2007 were $22,536.

NOTE 3 - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2007, the Company had no liabilities subordinated to claims of general creditors.

NOTE 4- MINIMUM NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital and aggregate indebtedness change day to day, but net capital as of December 31, 2007 was $18,480, which was $13,480 in excess of its required minimum net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was .10:1, well within the 15:1 maximum ratio allowable for a broker/dealer.

NOTE 5- RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no difference between the computation of net capital under SEC Rule 15c3-1 and the corresponding unaudited FOCUS Part IIA.

Net capital per unaudited schedules:	$	18,480
Net capital per audited statements:		18,480
Difference:	$	-

SUPPLEMENTARY INFORMATION

Optimal Investment Corporation
(A development stage enterprise)
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
Year Ended December 31, 2007

COMPUTATION OF NET CAPITAL

Common stock		$	1,000
Additional paid in capital			-
Accumulated surplus			17,480
TOTAL STOCKHOLDER'S EQUITY			18,480
ADD:			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
Other deductions or allowable credits			-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILTITIES			18,480
LESS:			
Non-allowable assets			-
Secured demand note deficiency			-
Commodity futures contracts and spot commodities – proprietary capital charges			-
Other deductions and charges			-
NET CAPITAL BEFORE HAIRCUTS			18,480
HAIRCUTS ON SECURITIES			-
NET CAPITAL		$	18,480
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required (6-2/3% of net aggregate indebtedness)	$ 124		
Minimum dollar net capital requirement	$ 5,000		
Net capital requirement (greater of the above)			(5,000)
EXCESS OF NET CAPITAL		$	13,480
Ratio of aggregate indebtedness to net capital			0.10:1

See accompanying notes to the financial statements.

Optimal Investment Corporation
(A development stage enterprise)
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2007

A computation of reserve requirement is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying notes to the financial statements.

Optimal Investment Corporation
(A development stage enterprise)
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Year Ended December 31, 2007

Information relating to possession or control requirements is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying notes to the financial statements.

Optimal Investment Corporation

SUPPLEMENTARY ACCOUNTANT'S REPORT

ON INTERNAL ACCOUNTING CONTROL

REPORT PURSUANT TO RULE 17a-5

For the Year Ended December 31, 2007

PRESTON
& SHEA LLP
Certified Public Accountants

To The Stockholder
Optimal Investment Corporation

In planning and performing our audit of the financial statements of Optimal Investment Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 East Lancaster Avenue | Paoli, PA 19301 | 610-647-4000 | 610-647-7154 (fax) | www.prestonandshea.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control efficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PRESTON & SHEA LLP

Preston & Shea LLP

Paoli, Pennsylvania
January 9, 2008

END